UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                      Covol Technologies, Inc.
                         (Name of Issuer)

                   Common Stock, $.001 par value
                   (Title of Class of Securities)

                           223575-10-1
                          (CUSIP Number)

                            Joel Frank
                       OZ Management, L.L.C.
                  153 E. 53rd Street, 44th Floor
                       New York, New York 10022
                           212-292-5956
         (Name, Address, and Telephone Number of Person
       Authorized to Receive Notices and Communications)


                       December 9, 1999
     (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      OZ Management, L.L.C.


2.    CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
      (SEE INSTRUCTIONS)                                  (a) [ ]
                                                          (b) [ ]

3.    SEC USE ONLY



4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      AF

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware

7.    SOLE VOTING POWER

      0 Shares

8.    SHARED VOTING POWER

      8,987,973 Shares (including 8,397,097 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)

9.    SOLE DISPOSITIVE POWER

      0 Shares


10.   SHARED DISPOSITIVE POWER

      8,987,973 Shares (including 8,397,097 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,987,973 Shares (including 8,397,097 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.4%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


      OO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     OZ Master Fund, Ltd.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP
     (SEE INSTRUCTIONS)                                  (a) [ ]
                                                         (b) [ ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS (SEE INSTRUCTIONS)

     WC


5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  PURSUANT TO ITEM
2(D) OR 2(E)                           [ ]


6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Cayman Islands


7.    SOLE VOTING POWER

      0 Shares


8.    SHARED VOTING POWER

      8,987,973 Shares (including 8,397,097 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


9.    SOLE DISPOSITIVE POWER

      0 Shares


10.   SHARED DISPOSITIVE POWER

      8,987,973 Shares (including 8,397,097 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,987,973 Shares (including 8,397,097 Shares issuable on conversion of convertible Preferred Stock and 571,430 Shares issuable under immediately exercisable warrants)


12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.4%


14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO

      This Amendment No. 1 to Schedule 13D is being filed on behalf of OZ Master Fund, Ltd. and OZ Management, L.L.C. (the "Reporting Persons") relating to shares of Common Stock, par value $0.001 per share (the "Shares"), of Covol Technologies, Inc., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined herein have the meanings given in the statement on
Schedule 13D originally filed as of the reporting date of November 19, 1999. This Amendment is being filed pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 as amended.

      Item 5 of the Schedule 13D is hereby deleted, and the following is substituted therefor:


Item 5.     Interest in Securities of the Issuer

      (a) - (b)

      As of December 9, 1999, OZ Master Fund is the record owner of 48,023 shares of Preferred Stock, Series C Warrants exercisable for 228,572 Shares (at $5.25 per Share), Series D Warrants exercisable for 342,858 Shares (at $6.56 per Share) and 19,446 Shares. The Preferred Stock is convertible into Common Stock by dividing (A) the sum of (x) the product obtained by multiplying (i) the number of shares of Preferred Stock to be converted by
(ii) $100, and (y) all accrued and unpaid dividends, by (B) the "Conversion Price" then in effect. The Conversion Price for the Preferred Stock is the lower of $5.25 and 90% of the average 3 lowest closing bid prices for the 20 business days preceding the date of conversion.

      Because the Preferred Stock is convertible into Shares at the option of the Reporting Persons pursuant to the foregoing formulas, it is not possible to accurately calculate the number of Shares which would be owned by the Reporting Persons as such Preferred Stock is converted over time. However, if all shares of Preferred Stock were converted at the floating Conversion Price as calculated as of the reporting date, the 48,023 shares of Preferred Stock owned by OZ Master Fund would be convertible into 8,397,097 Shares, and such figure has been used in making this filing. (At the fixed Conversion Price of $5.25, the 48,023 Shares of Preferred Stock owned by OZ Master Fund as of the reporting date would be convertible into 914,724 Shares.) The Warrants are immediately exercisable for 571,430 Shares at the exercise prices set forth in the preceding paragraph. As a result of changes in the Conversion Price, the Reporting Persons' beneficial ownership of the Shares has increased even though the Reporting Persons have not made any purchases of Shares.

      On the basis of such calculations, OZ Master Fund, and indirectly through its advisory relationship, OZ Management, may each be considered beneficially to own 8,987,973 Shares, or 41.4% of the Company's outstanding Shares as of the reporting date. Such calculation is based on the Company's outstanding Shares, as derived from Amendment No. 1 to the Company's S-3 Registration Statement dated October 28, 1999, after giving effect to Shares issuable upon conversion of the Preferred Stock and exercise of the Warrants owned by the Reporting Persons.

      Each of the Reporting Persons may be deemed to share the power to vote or direct the vote, and to dispose or to direct the disposition of, the Shares beneficially owned by each other. In addition, Daniel S. Och, as managing member of OZ Management, may be deemed to beneficially and indirectly own the Shares that OZ Management may be deemed to indirectly and beneficially own.

      (c) Schedule I lists transactions in the Shares by the Reporting Persons since the date of the most recently filed Schedule 13D, including the name, date, amount of securities involved, and price per unit. All acquisitions of Shares were made by conversions of Preferred Stock directly with the Company, and all dispositions of Shares were executed through open market transactions. There were no other transactions in the Shares by the Reporting Persons since the date of the most recently filed of Schedule 13D.

      (d) No person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by any Reporting Person.

      (e)   Not applicable.

                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 1999.


OZ MANAGEMENT, L.L.C.

By:  /s/ Daniel S. Och
--------------------------------
Name:   Daniel S. Och
Title:  Managing Member



OZ MASTER FUND, LTD.
By:  OZ MANAGEMENT, L.L.C.
     as Investment Manager

By:  /s/ Daniel S. Och
----------------------------------
Name:   Daniel S. Och
Title:  Managing Member

                                  Schedule I


Title of          Transaction       Securities Purchased(P)*
Security          Date              or Sold(S)

                                    Number of   (P)         Price
                                    Shares      (S)         Per Share

Common Stock      11/22/99           49,998      P          1.6501
Common Stock      11/22/99           49,998      P          1.6501
Common Stock      11/22/99           49,998      P          1.6501
Common Stock      11/22/99           71,000      S          1.5408
Common Stock      11/22/99           65,000      S          1.6538
Common Stock      11/22/99           12,000      S          1.6615
Common Stock      11/23/99           14,100      S          1.4164
Common Stock      11/23/99           25,000      S          1.3750
Common Stock      11/23/99           50,057      P          1.4344
Common Stock      11/24/99           20,000      S          1.1609
Common Stock      11/26/99           50,058      P          1.0688
Common Stock      11/26/99           45,000      S          1.1288
Common Stock      11/29/99           23,000      S          1.0897
Common Stock      11/29/99           25,022      P          1.0031
Common Stock      11/30/99           28,000      S          0.9732
Common Stock      11/30/99           25,026      P          0.9750
Common Stock      12/01/99           20,000      S          0.9844
Common Stock      12/01/99           64,000      S          0.9388
Common Stock      12/01/99          100,178      P          0.9094
Common Stock      12/02/99          100,174      P          0.8625
Common Stock      12/02/99           25,000      S          0.9594
Common Stock      12/02/99           52,500      S          0.9400
Common Stock      12/03/99           70,500      S          0.7059
Common Stock      12/03/99            7,500      S          0.7500
Common Stock      12/03/99           50,108      P          0.8063
Common Stock      12/06/99           50,105      P          0.7125
Common Stock      12/06/99           65,000      S          0.6981
Common Stock      12/07/99           40,000      S          0.7086
Common Stock      12/07/99           50,087      P          0.6469
Common Stock      12/08/99           35,000      S          0.6904
Common Stock      12/08/99           25,058      P          0.5906
Common Stock      12/09/99           50,010      P          0.5719
Common Stock      12/09/99           80,950      S          0.7118
Common Stock      12/09/99           50,011      P          0.5719


* For the purposes of this Schedule I, all Shares "purchased" represent Shares received upon the conversion of shares of Preferred Stock at the Conversion Price applicable on such date.